Mail Stop 4561

July 7, 2009

T. Kelly Mann
Chief Executive Officer
Mediware Information Systems, Inc.
11711 West 79th Street
Lenexa, KS 66214

      Re: Mediware Information Systems, Inc.
             Form 10-K for the Fiscal Year Ended June 30, 2008
             File No. 001-10768

Dear Mr. Mann:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

             Sincerely,

             /s/ Stephen Krikorian

             Stephen Krikorian
             Accounting Branch Chief